As filed with the Securities and Exchange Commission on May 19, 2011
Registration Statement No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EMCLAIRE FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Pennsylvania	25-1606091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

612 Main Street
Emlenton, Pennsylvania 16373
(724) 867-2311
(Address, including zip code and telephone
number, including area code, of registrant’s
principal executive offices)

William C. Marsh
Chairman of the Board, President and Chief Executive Officer
Emclaire Financial Corp.
612 Main Street
Emlenton, Pennsylvania 16373
(724) 867-2311
(Name, address, including zip code and telephone
number, including area code, of agent for service)

With a Copy to:

Raymond A. Tiernan
Kenneth B. Tabach
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, NW, 11th Floor
Washington, DC 20005
(202) 347-0300

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $1.25 per share	290,004 shares	$16.06	$4,657,464	$541

(1)
This amount represents shares to be offered by the selling shareholders from time to time after the effective date of this registration statement at prevailing market prices at time of sale.  Pursuant to Rule 416, this registration statement also covers such indeterminable additional shares as may become issuable as a result of any future stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common stock reported on the Nasdaq Capital Market on May 13, 2011.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling shareholders cannot sell these securities under that registration statement until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 19, 2011

PROSPECTUS

UP TO 290,004 SHARES

Emclaire Financial Corp

COMMON STOCK

Emclaire Financial Corp. is a Pennsylvania corporation and the bank holding company for The Farmers National Bank of Emlenton.  This prospectus covers the offer and resale of shares of our common stock by the selling shareholders identified on page 11 of this prospectus. All shares are being offered by those shareholders who received shares of our common stock in connection with a private placement that was consummated on March 31, 2011, pursuant to which we issued 290,004 shares of our common stock to certain accredited investors. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

The selling shareholders may offer and sell the shares from time to time at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices.

The common stock of Emclaire is listed and trades on the Nasdaq Capital Market under the trading symbol “EMCF.”   On May 18, 2011, the closing sale price of our common stock on the Nasdaq Capital Market was $17.25 per share.

Our principal executive offices are located at 612 Main Street, Emlenton, Pennsylvania 16373 and our telephone number is (724) 867-2311.

An investment in our common stock involves risks. See “Risk Factors” beginning on page 3 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other federal or state governmental agency.

The date of this prospectus is             , 2011

Table of Contents

Prospectus

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

i

PROSPECTUS SUMMARY

To understand this offering and its consequences to you, you should read the following summary along with the more detailed information, as well as our consolidated financial statements, and the notes to those statements set forth or incorporated by reference into this prospectus. Before making an investment decision, you should read the entire prospectus and the information incorporated into this prospectus, especially the information presented under the heading “Risk Factors.” In this prospectus, the words “we,” “us,” “our,” “Emclaire” and similar terms refer to Emclaire Financial Corp. and its wholly-owned subsidiary, The Farmers National Bank of Emlenton  (which we refer to as the “Bank”), on a consolidated basis, unless the context provides otherwise.

Emclaire Financial Corp.

We are a Pennsylvania corporation and financial holding company that provides a full range of retail and commercial financial products and services to customers in western Pennsylvania through our wholly owned subsidiary bank, The Farmers National Bank of Emlenton. The Bank also provides investment advisory services through its Farmers National Financial Services division.

The Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial property, consumer loans, commercial business loans, marketable securities and interest-earning deposits. The Bank operates through a network of 13 retail branch offices in Venango, Butler, Clarion, Clearfield, Crawford, Elk, Jefferson and Mercer Counties, Pennsylvania.  Emclaire and the Bank are headquartered in Emlenton, Pennsylvania.

We are a registered financial holding company pursuant to the Bank Holding Company Act of 1956, as amended (the “BHCA”). We are subject to regulation and examination by the Board of Governors of the Federal Reserve System (“FRB”) under the BHCA.  The Bank is subject to examination and comprehensive regulation by the Office of the Comptroller of the Currency (“OCC”), which is the Bank's chartering authority, and the Federal Deposit Insurance Corporation (“FDIC”), which insures customer deposits held by the Bank to the full extent provided by law. The Bank is a member of the Federal Reserve Bank of Cleveland and the Federal Home Loan Bank of Pittsburgh.

At March 31, 2011, we had $493.5 million in total assets, $44.1 million in stockholders' equity, $300.1 million in net loans receivable and $416.0 million in deposits.

Our principal executive office is located at 612 Main Street, Emlenton, Pennsylvania 16373 and our telephone number is (724) 867-2311. Our internet address is www.farmersnb.com. The reference to our website does not constitute incorporation by reference of the information contained on the website, which should not be considered part of this prospectus.

Acquisitions

On August 28, 2009, we completed the purchase of a former National City Bank full service branch office in Titusville, Pennsylvania. Through the acquisition of this office, the Bank assumed $90.8 million in deposits in exchange for $32.6 million in loans, $54.9 million in net cash and certain fixed assets of the office.

On October 17, 2008, we completed the acquisition of Elk County Savings and Loan Association (“Elk County”), a Pennsylvania-chartered savings association located in Ridgway, Pennsylvania.  Elk County converted from the mutual to stock form of organization and immediately issued all of its capital stock to Emclaire and merged with the Bank.  In connection with the acquisition, we issued 163,569 shares of our common stock resulting in net capital proceeds of $3.5 million. Through this acquisition, the Bank added $7.3 million in loans, $6.2 million in deposits and realized additional capital from Elk County of approximately $906,000.

Private Placement of Our Common Stock

On March 31, 2011, we consummated a private placement transaction pursuant to which we issued 290,004 shares of our common stock to certain accredited investors. The investors that participated in the private placement were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The accredited investors that participated in the private placement are the selling shareholders referred to herein.

In connection with the private placement, we agreed to file a registration statement to register the shares of common stock issued in the offering for resale under the Securities Act within 90 days of issuance and to use our best efforts to have the registration statement declared effective promptly after filing.

THE OFFERING

We issued and sold 290,004 shares of our common stock in a private placement to the selling shareholders on March 31, 2011. This prospectus covers the resale by the selling shareholders of such shares of common stock, as described below:

Common stock offered by the selling shareholders	290,004 shares of common stock.

Selling shareholders	See “Selling Shareholders” on page 10.

Common stock outstanding	1,747,408 shares as of May 1, 2011.

Use of proceeds	All proceeds of this offering will be received by the selling shareholders for their own accounts. See “Use of Proceeds” on page 10.

The Nasdaq Capital Market trading symbol	EMCF

Risk factors
You should read the “Risk Factors” beginning on page 3, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in shares of our common stock.

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. Additional risks not presently known to us or that we currently believe to be less significant may also adversely affect our business, financial condition and results of operations, perhaps materially.

Risks Related to the Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at time or prices they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in the section titled “Cautionary Statement About Forward Looking Statements”:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity or equity-related securities;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

We currently have limitations on dividends on the common stock and repurchasing shares of our common stock.

Until the earlier of December 23, 2011, and the date on which the U.S. Treasury no longer holds any shares of our Series A Preferred Stock, our ability to declare or pay dividends in excess of $0.32 per share per quarter or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of common stock is subject to restrictions. Our ability to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of common stock is subject to restrictions in the event that we fail to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on the Series A Preferred Stock. In addition, our ability to pay dividends is dependent on the performance of the Bank, and by the capital requirements of our subsidiaries.

We may issue additional equity securities, or engage in other transactions which dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be affected. Such offerings could be dilutive to common shareholders. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders.

Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

You may not be able to profit from the sale or a merger of Emclaire because of provisions in our charter documents and other laws and regulations.

Our articles of incorporation and bylaws contain provisions that may make it difficult for someone to acquire control of the Company. These provisions may discourage takeover attempts and prevent you from receiving a premium over the market price of your shares as part of a takeover. See “Description of Emclaire Capital Stock—Anti-Takeover Effects of Certain Provisions of Our Charter and Law.”

Risks Related to Our Business

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past several years, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes, and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us and others in the financial institutions industry. For example, further deterioration in local economic conditions in our market could drive losses beyond that which is provided for in our allowance for loan losses. We may also face the following risks in connection with these events:

•
Economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in a deterioration in credit quality of our loan portfolios, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business;

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities;
•
The methodologies we use to establish our allowance for loan losses may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation;

•
Continued turmoil in the market, and loss of confidence in the banking system, could require the Bank to pay higher interest rates to obtain deposits to meet the needs of its depositors and borrowers, resulting in reduced margin and net interest income; and

•	Compliance with increased regulation of the banking industry may increase our costs, limit our ability to pursue business opportunities, and divert management efforts.

As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition.

Deterioration of economic conditions in our geographic market area could hurt our business.

We are located in western Pennsylvania and our loans are concentrated in Butler, Clarion, Crawford, Jefferson and Venango Counties, Pennsylvania.  Although we have diversified our loan portfolio into other Pennsylvania counties, and to a very limited extent, into other states, the vast majority of our loans remain concentrated in the three primary counties.  As a result of this geographic concentration, our financial results depend largely upon economic and real estate market conditions in these areas.  Deterioration in economic or real estate market conditions in our primary market areas could have a material adverse impact on the quality of our loan portfolio, the demand for our products and services, and our financial condition and results of operations.  Non-performing assets increased from $2.6 million or 0.56% of total assets at December 31, 2009 to $7.0 million or 1.45% of total assets at December 31, 2010.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance for loan losses.

We have established an allowance for loan losses that we believe is adequate to offset probable incurred losses on our existing loans.  However, experience in the banking industry indicates that a portion of our loans will become delinquent, that some of our loans may only be partially repaid or may never be repaid and we may experience other losses for reasons beyond our control.  Despite our underwriting criteria and historical experience, we may be particularly susceptible to losses due to: (1) the geographic concentration of our loans; (2) the concentration of higher risk loans, such as commercial real estate and commercial business loans; and (3) our lack of experience with the loans acquired in the Titusville branch acquisition.  As a result, we may not be able to maintain our current levels of nonperforming assets and charge-offs.  Although we believe that our allowance for loan losses is maintained at a level adequate to absorb probable incurred losses in our loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events.  If we need to make significant and unanticipated increases in our loss allowance in the future, our results of operations and financial condition would be materially adversely affected at that time.

Economic conditions and increased uncertainty in the financial markets could adversely affect our ability to accurately assess the allowance for credit losses.  Our ability to assess the creditworthiness of our customers or to estimate the values of our assets and collateral for loans will be reduced if the models and approaches we use become less predictive of future behaviors, valuations, assumptions or estimates.  We estimate probable incurred losses in our loan portfolio, the adequacy of our allowance for loan losses and the values of certain assets by using estimates based on difficult, subjective, and complex judgments, including estimates as to the effects of economic conditions and how these economic conditions might affect the ability of our borrowers to repay their loans or the value of assets.

Further declines in the value of certain investment securities could require write-downs, which would reduce our earnings.

At December 31, 2010, our investment portfolio included eight equity securities totaling $2.5 million, primarily consisting of equity securities of financial institutions.  After our fourth quarter 2010 evaluation of our investment portfolio, we determined that other-than-temporary impairments existed on three equity securities.  The impairment of these securities, one financial institution and two government-sponsored enterprises (GSE’s), was considered to be other-than-temporary due to continued concerns related to the financial condition and near-term prospects of the entities, economic conditions of the financial services industry and deteriorating market values.  These securities were written down to their fair market values as of December 31, 2010 and resulted in impairment losses of $55,000.  A number of factors or combinations of factors could cause us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to one or more of these securities or other equity securities will constitute an impairment that is other-than temporary.  These factors include, but are not limited to, failure to make scheduled interest or dividend payments, an increase in the severity of the unrealized loss on a particular security whether we have the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value.  Additional other-than-temporary impairment write-downs could reduce our earnings.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.

We are required to test our goodwill and core deposit intangible assets for impairment on an annual basis.  The impairment testing process considers a variety of factors, including the current market price of our common shares, the estimated net present value of our assets and liabilities and information concerning the terminal valuation of similarly situated insured depository institutions.  It is possible that future impairment testing could result in a partial or full impairment of the value of our goodwill or core deposit intangible assets, or both.  If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business.  An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity.  Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general.  Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits.  Our ability to borrow could be impaired by factors that are not specific to us, such a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets.

Our continued growth depends on our ability to meet minimum regulatory capital levels. Growth and shareholder returns may be adversely affected if sources of capital are not available to help us meet them.

As we grow, we will have to maintain our regulatory capital levels at or above the required minimum levels.  If earnings do not meet our current estimates, if we incur unanticipated losses or expenses, or if we grow faster than expected, we may need to obtain additional capital sooner than expected, through borrowing, additional issuances of debt or equity securities, or otherwise.  If we do not have continued access to sufficient capital, we may be required to reduce our level of assets or reduce our rate of growth in order to maintain regulatory compliance.  Under those circumstances net income and the rate of growth of net income may be adversely affected.  Additional issuances of equity securities could have a dilutive effect on existing shareholders.

We cannot predict the actual effects of the Emergency Economic Stimulus Act of 2008 (“EESA”), the American Recovery and Reinvestment Act (“ARRA”), the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets, on us and the Bank.  The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading prices of our securities.

We expect to face increased regulation of our industry, including as a result of EESA, the ARRA and related initiatives by the federal government. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities.

We are subject to additional uncertainties, and potential additional regulatory or compliance burdens, as a result of our participation in the Capital Purchase Program.

We accepted an investment of $7.5 million from the U.S. Treasury under the Capital Purchase Program (“CPP”).  The Agreement we (and all other participating institutions) entered into with the U.S. Treasury, provides that the U.S. Treasury may unilaterally amend the agreement to the extent required to comply with any changes after the execution in applicable federal statutes.  As a result of this provision, the U.S. Treasury and Congress may impose additional requirements or restrictions on us and the Bank in respect of reporting, compliance, corporate governance, executive or employee compensation, dividend payments, stock repurchases, lending or other business practices, capital requirements or other matters.  We may be required to expend additional resources in order to comply with these requirements.  Such additional requirements could impair our ability to compete with institutions that are not subject to the restrictions because they did not accept an investment from the U.S. Treasury.  To the extent that additional restrictions or limitations on employee compensation are imposed, such as those contained in ARRA and the regulations issued in June 2009, we may be less competitive in attracting and retaining successful incentive compensation based lenders and customer relations personnel, or senior executive officers.

Additionally, the ability of Congress to utilize the amendment provisions to effect political or public relations goals could result in our being subjected to additional burdens as a result of public perceptions of issues relating to the largest banks, and which are not applicable to community oriented institutions such as us.  We may be disadvantaged as a result of these uncertainties.

As a result of the issuance of the Series A Preferred Stock to the U.S. Treasury, we are required to comply with certain restrictions on executive and employee compensation included in the EESA, as amended.  Certain of these provisions could limit the amount and the tax deductibility of compensation we pay to our executive officers, and could have an adverse affect on our ability to compete for and retain employees and senior executive officers.

Any Future Increases in FDIC Insurance Premiums or Special Assessments Could Adversely Impact Our Earnings.

In May 2009, the FDIC adopted a final rule levying a five basis point special assessment on each insured depository institution. We recorded an expense of approximately $178,000 during the year ended December 31, 2009, to reflect the special assessment. Any further special assessments that the FDIC levies will be recorded as an expense during the appropriate period. In addition, the FDIC increased the general assessment rate and, therefore, our FDIC general insurance premium expense has increased compared to prior periods.

The FDIC also issued a final rule pursuant to which all insured depository institutions were required to prepay on December 30, 2009 their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012.  We prepaid $2.1 million of our assessments on December 30, 2009, based on our deposits and assessment rate as of September 30, 2009.  The prepaid balance will be reduced by the actual expense for our quarterly assessments, until the balance is exhausted. Depending on how our actual assessments compare to the estimated assessments, the prepaid balance may be exhausted earlier than or later than the planned three year time period.

In February 2011, the FDIC amended its deposit insurance regulations (1) to change the assessment base for insurance from domestic deposits to average assets minus average tangible equity and (2) to lower overall assessment rates. The revised assessments rates are between 2.5 to 9 basis points for banks in the lowest risk category and between 30 to 45 basis points for banks in the highest risk category. The amendments will become effective for the quarter beginning April 1, 2011 with the new assessment methodology being reflected in the premium invoices due September 30, 2011.

Changes in interest rates and other factors beyond our control could have an adverse impact on our financial performance and results.

By nature, all financial institutions are impacted by changing interest rates.  Among other issues, changes in interest rates may affect the following:

•	the demand for new loans;
•	the value of our interest-earning assets;

•	prepayment speeds experienced on various asset classes, particularly residential mortgage loans;
•	credit profiles of existing borrowers;
•	rates received on loans and securities;
•	our ability to obtain and retain deposits in connection with other available investment alternatives; and
•	rates paid on deposits and borrowings.

Significant fluctuations in interest rates may have an adverse effect upon our financial condition and results of operations.  The rates that we earn on our assets and the rates that we pay on our liabilities are generally fixed for a contractual period of time.  We, like many financial institutions, have liabilities that generally have shorter contractual maturities than our assets.  This imbalance can create significant earnings volatility, because market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest paid on our liabilities.  In a period of declining interest rates, the interest income earned on our assets may decrease more rapidly than the interest paid on our liabilities.

In addition, changes in interest rates can also affect the average life of our loans and mortgage-backed and related securities.  A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing cost.  This causes reinvestment risk.  This means that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities.

There are increased risks involved with commercial real estate and commercial business and consumer lending activities.

Our lending activities include loans secured by commercial real estate.  Commercial real estate lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances and the dependency on successful operation of the project for repayment.  Our lending activities also include commercial business loans to small to medium businesses, which generally are secured by various equipment, machinery and other corporate assets, and a wide variety of consumer loans, including home equity and second mortgage loans, automobile loans and unsecured loans.  Although commercial business loans and consumer loans generally have shorter terms and higher interest rates than mortgage loans, they generally involve more risk than mortgage loans because of the nature of, or in certain cases the absence of, the collateral which secures such loans.

In addition, we have a concentration of higher balance commercial real estate and commercial business loans with a limited number of borrowers in our market area.  As a result, we have a greater risk of a significant loss due to such concentration and a greater risk of loan defaults in the event of an economic downturn in our market area as adverse economic changes may have a negative effect on the ability of our borrowers to make timely repayment of their loans.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense.  In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, and other financial intermediaries operating locally and elsewhere.  Some of our competitors have greater name recognition and market presence that benefits them in attracting business and offer certain services that we do not provide.  In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long term basis.  Our profitability depends upon our continued ability to successfully compete in our market area.

Government regulation will significantly affect the Bank's business, and may result in higher costs and lower shareholder returns.

The banking industry is heavily regulated.  Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders.  We are subject to extensive regulation, supervision and examination by federal, state and local governmental authorities, including the FRB and the OCC.  The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies.  Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.  Federal economic and monetary policy may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act that, among other things, imposes new restrictions and an expanded framework of regulatory oversight for financial institutions and their holding companies.  Among other things, the law creates a new consumer financial protection bureau that will have the authority to promulgate rules intended to protect consumers in the financial products and services market.  The creation of this independent bureau could result in new regulatory requirements and raise the cost of regulatory compliance.  The federal preemption of state laws currently accorded federally chartered financial institutions will be reduced. In addition, regulation mandated by the new law could require changes in regulatory capital requirements, loan loss provisioning practices, and compensation practices which may have a material impact on our operations.  Because the regulations under the new law are still being developed, we cannot determine the full impact on our business and operations at this time.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).   These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," or words or phases of similar meaning. We caution that the forward looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward looking statements:

•	The strength of the United States economy in general and the strength of the local economies in which we conduct operations;
•
Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the FRB, inflation, interest rate, market and monetary fluctuations;
•
The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;
•	The willingness of users to substitute competitors' products and services for our products and services;
•
The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

•	Technological changes;
•	The effect of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;
•	The growth and profitability of non-interest or fee income being less than expected;
•	Changes in the level of our non-performing assets and charge-offs;
•	Changes in consumer spending and savings habits;
•	Unanticipated regulatory or judicial proceedings; and
•	Recently enacted regulatory reform.

If one or more of the factors affecting our forward looking information and a statement proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward looking information and statements contained herein. Therefore, we caution you not to place undue reliance on our forward looking information and statements. Except as required by applicable law or regulation, we will not update the forward looking statements to reflect actual results or changes in the factors affecting the forward looking statements.

Further information on other factors that could materially affect Emclaire is included in the SEC filings incorporated by reference in this prospectus. See also “Risk Factors.”

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling shareholders. See “Selling Shareholders” below. We will not receive any proceeds from these sales of shares of our common stock.

The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax, or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 290,004 shares of common stock. The following table sets forth to our knowledge, certain information about the selling shareholders as of May 1, 2011, based on information furnished to us by the selling shareholders. All of the shares of common stock being offered under this prospectus were acquired by the selling shareholders in a private placement that was completed on March 31, 2011.

The shares of common stock issued in the private placement were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. The shares were offered only to persons who were accredited investors. In connection therewith, the investors made to us certain representations, warranties, covenants and conditions customary for private placement investments.

The shares of common stock sold in the private placement represented approximately 19.9% and 16.6% of the shares of our outstanding common stock before and after the private placement, respectively.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  Percentage of beneficial ownership is based on 1,747,408 shares of common stock outstanding as of  May 1, 2011.  Shares shown as beneficially owned after the offering assume that all shares being offered by this prospectus are sold.  Since the date each of the selling shareholders provided information regarding its ownership of the shares, it may have sold, transferred, or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act.  Information concerning the selling shareholders may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

None of the selling shareholders have had any material relationship with the Company during the past three years, except that William C. Marsh serves as our Chairman of the Board, President and Chief Executive Officer, Ronald L. Ashbaugh, George W. Freeman, Mark A. Freemer, Robert L. Hunter, John B. Mason and Brian C. McCarrier serve as directors of Emclaire and the Bank and Matthew J. Lucco serves as our Treasurer and Chief Financial Officer.  In addition, William L. McCarrier is the father of director Brian McCarrier and Robert Freeman is the son of director George Freeman.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholders named below.

The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of May 1, 2011 and the shares included in the offering being offered by this prospectus.

	Shares Owned Prior to this	Shares Offered by this	Shares Owned After this Offering(1)(2)
Selling Shareholder	Offering	Prospectus	Number	Percentage

Ronald L. and Kay C. Ashbaugh	18,500	6,000	12,500	*
Robert L. Hunter	64,018	47,022	16,996	*
Dunkle Living Trust (Terry L. Dunkle and Joyce B. Dunkle, Trustees)	4,309	3,134	1,175	*
James M. Crooks	19,921	1,550	18,371	1.05%
D. Merle and Janet M. Wetzel	15,200	3,200	12,000	*
David R. and Carolyn G. Wright	10,000	6,000	4,000	*
Edward E. and Gayle W. Ferree	6,300	6,300	-	*
Ross Haberman	8,865	8,865	-	*
Ralph Joseph Fischer	1,253	1,253	-	*
Anand Swaroop and Aracelo Asuncion Kakar	7,000	4,475	2,525	*
Citizens & Northern Bank	5,000	4,000	1,000	*
CNB Financial Corporation	10,997	6,269	4,728	*
Raymond A. and Marion S. Peltcs	1,134	3,134	-	*
N. Lee Ligo Amended & Restated Revocable Trust (N. Lee Logo Trustee)	10,645	3,135	7,510	*
Dale R. Fox	3,135	3,135	-	*
Frederick A. Goble	3,345	3,345	-	*
Susan Le Goble	3,345	3,345	-	*
George W. and Joan D. Freeman	86,000	6,695	79,305	4.54
Brian C. and Deanna K. McCarrier	5,715	3,135	2,580	*
John B. Mason	12,760	6,000	6,760	*
Matthew J. Lucco	1,600	1,600	-	*
Howard A. Treser III	3,134	3,134	-	*
Robert T. Joyce	6,270	6,270	-	*
James M. Bartolomucci	3,134	3,134	-	*
James D. Goldinger	3,134	3,134	-	*
David S. and Raylene A. Napora	4,700	4,700	-	*
William C. Marsh	23,000	3,000	20,000	1.14
Joseph B. and Kathy A. McNany	4,660	3,135	1,525	*
Darren E. Rogers	3,135	3,135	-	*
Mark A. Freemer	8,200	3,200	5,000	*
Northwest Bancshares, Inc.	71,956	47,900	24,056	1.38
Fidelity Management Trust Co. FBO Robert Freeman	25,834	15,000	10,834	*
Farmers & Merchants Bancorp of Western PA, Inc.	18,880	3,130	15,750	*
Dennis C. Snyder Amended and Restated Revocable Trust	12,535	12,535	-	*
David E. and Sandra J. Snyder	12,535	12,535	-	*
Richard G. and Barbara A. Snyder	13,535	12,535	1,000	*
Mark A. and Carolyn P. Snyder	12,535	12,535	-	*
Charles H. Snyder, Jr. Third Amended and Restated Rev. Trust	6,265	6,265	-	*
William L. and Irene M. McCarrier	9,945	3,135	6,810	*
(Footnotes on next page)

*	Less than 1% of the outstanding shares of common stock.
(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares which the selling shareholder has the right to acquire within 60 days. The percentage of shares owned by each selling shareholder is based on 1,747,408 total shares of common stock outstanding as of May 1, 2011.

(2)	Assumes that all shares of common stock covered by this prospectus will be sold in the offering.

The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading “Shares Offered by this Prospectus” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

PLAN OF DISTRIBUTION

Each of the selling shareholders may sell his, her or its shares of stock offered directly or through broker-dealers who may act solely as agents, or who may acquire shares as principals.  The distribution of the shares of stock may be effected in one or more transactions that may take place on the Nasdaq Stock Market, including block trades or ordinary broker's transactions, or through privately-negotiated transactions, or in accordance with Rule 144 under the Securities Act (or any other applicable exemption from registration under the Securities Act), through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.  Usual and customary or negotiated brokerage fees or commissions may be paid by the selling shareholders in connection with such sales.  Sales of the stock may be effected to cover previous short sales of common stock.

The selling shareholders may affect transactions by selling the stock directly or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or negotiated discounts, concessions or commissions from the selling shareholders.

The aggregate proceeds to the selling shareholders from the sale of the stock will be the purchase price of the stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by Emclaire.  The selling shareholders and any dealers or agents that participate in the distribution of the stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

Each selling shareholder and any other person participating in a distribution of the stock will be subject to applicable provisions of the Exchange Act, including Regulation M thereunder.  Regulation M governs the activities of persons participating in a distribution of securities and, consequently, may restrict certain activities of, and limit the timing of purchases and sales of stock by, selling shareholders and other persons participating in a distribution of the stock.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to exceptions or exemptions.  All of the foregoing may affect the marketability of the securities offered.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

DESCRIPTION OF EMCLAIRE CAPITAL STOCK

General

We are authorized to issue 12,000,000 shares of common stock, $1.25 par value per share, and 3,000,000 shares of serial preferred stock, $1.00 par value per share. Each share of our common stock has the same relative rights and is identical in all respects to each other share of Emclaire common stock.

The common stock of Emclaire represents nonwithdrawable capital, is not a deposit account of any type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Voting Rights.  The holders of shares of our common stock have exclusive voting rights in Emclaire. They elect our board of directors and act on other matters as are required to be presented to them under Pennsylvania law or as are otherwise presented to them by the board of directors. Except as discussed in "Anti-Takeover Effects of Certain Provisions of Our Charter and Law," each holder of shares of our common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. The US Treasury, as holder of our Series A Preferred Stock, has voting rights in limited circumstances.  See “-Series A Preferred Stock -Voting Rights.”  If we issue any additional shares of preferred stock, holders of the preferred stock may also possess voting rights.

Dividends.  We may pay dividends if, as and when declared by our board of directors. The payment of dividends is limited by law and applicable regulation. The holders of shares of our common stock will be entitled to receive and share equally in dividends declared by our board of directors. The holders of any preferred stock that we issue may have a priority over the holders of our common stock with respect to dividends. The U.S. Treasury, as the holder of our Series A Preferred Stock, has priority over the holders of our common stock with respect to dividends.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Bank, Emclaire, as the sole holder of the Bank's capital stock, would be entitled to receive all of the assets of the Bank available for distribution, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest, and after distribution of the balance in the liquidation account to eligible account holders and supplemental eligible account holders.

In the event of any liquidation, dissolution or winding up of Emclaire, the holders of shares of our common stock would be entitled to receive all of the assets of Emclaire available for distribution, after payment or provision for payment of all our debts and liabilities. The holders of any preferred stock that we issue may have a priority over the holders of the common stock upon liquidation or dissolution. The U.S. Treasury, as the holder of our Series A Preferred Stock, has a liquidation preference over the holders of our common stock.

Preemptive Rights.  Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Illinois Stock Transfer Company, Chicago, Illinois.

Anti-Takeover Effects of Certain Provisions of Our Charter and Law

The following discussion is a general summary of certain provisions of federal and Pennsylvania law and our articles of incorporation and bylaws that may be deemed to have an "anti-takeover" effect. For a complete description, we refer you to the applicable federal and Pennsylvania law and our amended and restated articles of incorporation and bylaws.  For copies of our amended and restated articles of incorporation, see "Where You Can Find Additional Information."

Our Amended and Restated Articles of Incorporation and Bylaws.  Our amended and restated articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might be deemed to have a potential anti-takeover effect. In addition, these provisions will also render the removal of our board of directors or management more difficult.

Directors.  Our board of directors is classified into three classes. The members of each class are elected for a term of three years, and only one class of directors will be elected annually. Therefore, it takes at least two annual elections to replace a majority of our board.

Shareholder Nominations.  Shareholders who would like to nominate candidates for election to our board of directors at an annual meeting of shareholders must give advance notice and provide certain information to Emclaire.

Special Meetings.  Special meetings of our shareholders may only be called by the president of Emclaire, or the majority of the board of directors or the board's executive committee.

Cumulative Voting.  Cumulative voting rights do not exist with respect to the election of directors.

Preferred Stock.  Our board of directors has the authority to issue shares of preferred stock, without shareholder approval, with voting, dividend, liquidation and conversion rights that rank higher to the rights of our common stock and that could impede an attempt to gain control of Emclaire.

Merger, Consolidation, Liquidation or Dissolution.  A merger, consolidation, liquidation or dissolution of Emclaire, or any action that would result in the sale or other disposition of all or substantially all of our assets, must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock.

Amendment to Articles of Incorporation and Bylaws.  Under Pennsylvania law, amendment of our amended and restated articles of incorporation, except for certain provisions, requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter. Amendment of Article 8 of our amended and restated articles of incorporation, which relates to the approval of any merger, consolidation, liquidation or dissolution of Emclaire, requires an affirmative vote of the holders of at least 80% of the outstanding shares of our common stock.

Amendment of our bylaws requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock or a majority vote of the members of the board of directors. Any amendment of the bylaws by a majority vote of the board may be changed by the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock.

Pennsylvania Business Corporation Law.  The Pennsylvania Business Corporation Law (the “PBCL”) also contains certain applicable provisions that may have the effect of deterring or discouraging an attempt to take control of Emclaire. These provisions, among other things:

•
Require that, following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation;

•
Prohibit for five years, subject to certain exceptions, a "business combination," which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a person or group beneficially owning 20% or more of a public corporation's voting power;

•
Prevent a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless "disinterested shareholders" approve such voting rights;

•
Require any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation's equity securities purchased over the prior 18 months;

•	Expand the factors and groups, including shareholders, which a corporation's board of directors can consider in determining whether an action is in the best interests of the corporation;

•	Provide that a corporation's board of directors need not consider the interests of any particular group as dominant or controlling;

•
Provide that a corporation's directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

•
Provide that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' fiduciary duty, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•
Provide that the fiduciary duty of a corporation's directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

Pennsylvania-chartered corporations may exempt themselves from these anti-takeover provisions. Our articles of incorporation do not provide for an exemption from any of these provisions.

Change in Control Regulations.    Under applicable Federal Reserve regulations, any person, which includes an individual or an entity, acting directly or indirectly, or through or in concert with one more persons, must give the FRB at least 60 days prior written notice before acquiring control of a bank or bank holding company. Control is considered to exist when a person, among other things, acquires ownership, control, or power to vote 25 percent or more of the outstanding shares of any class of voting securities of the financial institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have occurred, subject to rebuttal, upon the acquisition of more than 10 percent of any class of voting stock, or of more than 25 percent of any class of stock, of a bank or bank holding company, where certain enumerated control factors are also present in the acquisition.

Pennsylvania law has a similar statute except that control is considered to have been acquired when a person, among other things, has acquired more than 10 percent (or 5 percent in certain circumstances) of any class of the outstanding shares of an institution or corporation or the ability to control the election of a majority of the directors of an institution or corporation.

Preferred Stock

We are authorized to issue up to 3,000,000 shares of serial preferred stock. Our board of directors has the authority to fix and determine the voting rights, designations, preferences and other special rights of the preferred stock. Our board of directors can, without shareholder approval, authorize shares of preferred stock to be issued with voting, dividend, liquidation and conversion rights that rank higher to the rights of the common stock. The issuance of preferred stock, therefore, could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Series A Preferred Stock

On December 23, 2008, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 7,500 shares of Series A Preferred Stock, with a liquidation preference of $1,000 per share, par value $1.00 per share, for a total price of $7,500,000. The holders of the Series A Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to December 23, 2011, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions.  We may not redeem the Series A Preferred Stock without requisite regulatory approval.

Voting Rights.    Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock do not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends.  If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two members of our Board of Directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Our amended and restated by-laws provide that in the event such voting right is triggered, the authorized number of directors on our Board of Directors will be increased by two members.

Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by our amended and restated certificate of incorporation, the vote or written consent of the holders of at least 66⅔% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•
any amendment or alteration of the certificate of determination for the Series A Preferred Stock or our amended and restated certificate of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•
any amendment, alteration or repeal of any provision of the certificate of determination for the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•
any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation by us with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series A Preferred Stock, each holder of Series A Preferred Stock will be entitled to one vote for each share of Series A Preferred Stock held.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Liquidation Rights.    If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets, if any, that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of other shares of stock ranking equally with the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount of those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all remaining assets of Emclaire according to their respective rights and preferences. For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

Dividends Payable On Shares of Series A Preferred Stock The holders of Series A Preferred Stock are entitled to receive, if and when declared by our Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period during the five year period following December 23, 2008 and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on (i) the liquidation preference of $1,000 per share of Series A Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such shares, if any, thereafter.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to the holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Board of Directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

Dividends on the Series A Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date if we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Priority of Dividends.    With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank (i) senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and (ii) at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, referred to as parity stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of Emclaire.

So long as any share of Series A Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been contemporaneously declared and paid in full, no dividend or distribution may be declared or paid on shares of common stock or any other shares of junior stock, other than a dividend payable solely in shares of common stock. In addition, we may not repurchase, redeem or otherwise acquire for consideration any shares of common stock or other junior stock unless all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Stock are fully paid, other than: (i) redemptions, purchases or other acquisitions of shares of common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan; (ii) any dividends or distributions of rights or junior stock in connection with a stockholders' rights plan or any redemption or repurchase of rights pursuant to any stockholders' rights plan; (iii) the acquisition by Emclaire of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than Emclaire or any of its subsidiaries), including as trustees or custodians; and (iv) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 23, 2008, or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends on the Series A Preferred Stock and any other parity stock are not paid, or declared and funds set aside therefor, all dividends paid or declared with respect to the Series A Preferred Stock and any other parity stock will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock, from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Stock will not be entitled to participate in any such dividends.

Redemption.  Pursuant to provisions of the ARRA, we may redeem the Series A Preferred Stock, in whole or in part, at any time and from time to time, subject to the approval of the U.S. Treasury and our primary federal banking agency.  All such redemptions will be at 100% of its issue price, plus any accrued and unpaid dividends. Following any such redemption by Emclaire, we will have the right to repurchase any of our other equity securities held by the U.S. Treasury at fair market value.

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata or in such other manner as the Board of Directors may determine to be fair and equitable.

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by Emclaire will revert to authorized but unissued shares of our preferred stock.

U.S. Treasury Warrant.  In connection with the U.S. Treasury's purchase of our Series A Preferred Stock, we issued to the U.S. Treasury, or the warrantholder, a warrant exercisable for 50,111 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $22.45 per share, referred to as the warrant. The warrant may be exercised at any time on or before 5:00 p.m., New York City time, on December 23, 2018 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant together with payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price.

Rights as a Stockholder.  The warrantholder will have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.

Adjustments to the Warrant.  Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.    The number of shares for which the warrant may be exercised, and the exercise price of the warrant, will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment.  Until the earlier of December 23, 2011, and the date the initial warrantholder no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances: (i) as consideration for or to fund the acquisition of businesses and/or related assets; (ii) in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors; (iii) in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and (iv) in connection with the exercise of preemptive rights on terms existing as of December 23, 2008.

Other Distributions.  If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the warrant will be adjusted to reflect such a distribution.

Certain Repurchases.  If we effect a pro rata repurchase of common stock, then both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

Business Combinations.  In the event of a merger, consolidation or similar transaction involving Emclaire and requiring stockholder approval, the warrantholder's right to receive shares of our common stock upon exercise of the warrant will convert into the right to exercise the warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

Registration Rights.  The Series A Preferred Stock and the warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. Under the terms of the Stock Purchase Agreement we entered into with the U.S. Treasury, we agreed to register the Series A Preferred Stock, the warrant and the shares of our common stock underlying the warrant if requested by the U.S. Treasury within ten days of receiving written notice of our intention to effect a registration statement.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered by this prospectus will be passed upon by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements of Emclaire at December 31, 2010 and for the year then ended incorporated by reference herein, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein.  Such report is incorporated herein by reference upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Emclaire at December 31, 2009 and for the year then ended incorporated by reference herein, have been audited by ParenteBeard LLC, an independent registered public accounting firm, as stated in their report incorporated by reference herein.  Such report is incorporated herein by reference upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement for the securities on Form S-3 under the Securities Act. This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You may also access the registration statement electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC’s website located at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein):

•	Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 23, 2011;

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed with the SEC on May 13, 2011;

•	Current Reports on Form 8-K, filed with the SEC on March 31, 2011, April 27, 2011 and April 29, 2011; and

•	The description of our common stock contained in the registration statement on Form 8-A, filed with the SEC on November 4, 2009.

All filings made by us with the SEC pursuant to the Exchange Act after the date of this initial registration statement and prior to the effectiveness of this registration statement shall also be deemed incorporated by reference into this prospectus.

We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. Written requests for copies should be directed to Attn: Matthew J. Lucco, Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373. Telephone requests for copies should be directed to Mr. Lucco at (724) 867-2311.

We maintain an Internet website at www.farmersnb.com where the incorporated documents listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fees	$541
Accounting Fees and Expenses	8,000	*
Legal Fees and Expenses	15,000	*
Miscellaneous	1,459	*
Total	$25,000

* Estimates

We will bear our fees and expenses incurred in connection with the registration of shares of our common stock in connection with this offering. The selling shareholders will bear all selling and other expenses that they incur in connection with their sale of shares of common stock pursuant to the prospectus which is part of this registration statement.

Item 15. Indemnification of Directors and Officers.

Limitation of Liability of Directors.    Section 1713 of the Pennsylvania Business Corporation Law ("PBCL") permits a corporation to provide in its bylaws that a director shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director unless (a) the director has breached or failed to perform the duties of his office under Pennsylvania law, and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Such provision shall not apply to (i) the responsibility or liability of a director pursuant to a criminal statute, or (ii) the liability of a director for the payment of taxes pursuant to Federal, State or local law.

Emclaire's bylaws provide for such limitation of liability to the fullest extent permitted by the PBCL. Section 12.5 of the bylaws states that directors shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under Article 12 of the bylaws; and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

Indemnification of Directors and Officers.  Article 24 of Emclaire's bylaws provides, in accordance with Sections 1741 and 1742 of the PBCL, that Emclaire shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, including actions by or in the right of Emclaire, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of Emclaire, or is or was serving at Emclaire's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding to the fullest extent permitted under PBCL. In order to be eligible for indemnification, the director, officer, employee or agent must have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests or Emclaire and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Pursuant to Section 1745 of the PBCL and Article 24 of Emclaire's bylaws, Emclaire may pay in advance any expenses (including attorneys' fees) which may become subject to indemnification if the person receiving the payment undertakes in writing to repay the same if it is ultimately determined that he or she is not entitled to indemnification by Emclaire. Section 1746 of the PBCL and Article 24 of Emclaire's bylaws also provide that the rights to indemnification and advancement of expenses are not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Insurance.  Pursuant to Section 1747 of the PBCL and Article 24 of Emclaire's bylaws, Emclaire may purchase and maintain insurance on behalf of any person who is eligible for indemnification, against any liability incurred by him or her in any such position, or arising out of his or her status as such, whether or not Emclaire would have power to indemnify him or her against such liability under the indemnification provisions contained in the PBCL or Emclaire's bylaws. Emclaire's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description of Exhibit	Location

3.1	Articles of Incorporation of Emclaire Financial Corp.	(1)
3.2	Bylaws of Emclaire Financial Corp.	(1)
4.1	Specimen stock certificate for Emclaire Financial Corp. common stock	(2)
5.1	Legal opinion of Elias, Matz, Tiernan & Herrick L.L.P.	(filed herewith)
23.1	Consent of Crowe Horwath LLP	(filed herewith)
23.2	Consent of ParenteBeard LLC	(filed herewith)
23.3	Consent of Elias, Matz, Tiernan & Herrick L.LP. (contained in the opinion filed in Exhibit 5.1)
24.1	Power of Attorney (contained on the signature pages of this registration statement).

(1)	Incorporated by reference to Emclaire’s Registration Statement on Form SB-2 (File No. 333-11773) filed with the SEC on September 11, 1996, as amended.
(2)	Incorporated by reference to Emclaire’s Annual Report on Form 10-KSB for the year ended December 31, 1997 filed with the SEC on March 31, 1998.

Item 17. Undertakings.

The registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(i), (a)(ii) and (a)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Emlenton, Commonwealth of Pennsylvania on May 18, 2011.

EMCLAIRE FINANCIAL CORP.

By:	/s/William C. Marsh
William C. Marsh
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.  Each person whose signature appears below hereby makes, constitutes and appoints William C. Marsh and Matthew J. Lucco his or her true and lawful attorney, with full power to sign for such person and in such person's name and capacity indicated below, and with full power of substitution any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/William C. Marsh	Chairman of the Board, President and
William C. Marsh	Chief Executive Officer (principal executive officer)	May 18, 2011

/s/Matthew J. Lucco	Treasurer and Chief Financial Officer
Matthew J. Lucco	(principal financial officer)	May 18, 2011

/s/Amanda L. Engles	Secretary	May 18, 2011
Amanda L. Engles	(principal accounting officer)

/s/Ronald L. Ashbaugh	Director	May 18, 2011
Ronald L. Ashbaugh

/s/David L Cox	Director	May 18, 2011
David L Cox

/s/James M. Crooks	Director	May 18, 2011
James M. Crooks

/s/ George W. Freeman	Director	May 18, 2011
George W. Freeman

	Director	May __, 2011
Mark A. Freemer

/s/Robert L. Hunter	Director	May 18, 2011
Robert L. Hunter

Name	Title	Date

/s/John B. Mason	Director	May 18, 2011
John B. Mason

/s/Brian C. McCarrier	Director	May 18, 2011
Brian C. McCarrier

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Location

3.1	Articles of Incorporation of Emclaire Financial Corp.	(1)
3.2	Bylaws of Emclaire Financial Corp.	(1)
4.1	Specimen stock certificate for Emclaire Financial Corp. common stock	(2)
5.1	Legal opinion of Elias, Matz, Tiernan & Herrick L.L.P.	(filed herewith)
23.1	Consent of Crowe Horwath LLP	(filed herewith)
23.2	Consent of ParenteBeard LLC	(filed herewith)
23.3	Consent of Elias, Matz, Tiernan & Herrick L.LP. (contained in the opinion filed in Exhibit 5.1)
24.1	Power of Attorney (contained on the signature pages of this registration statement).

(1)	Incorporated by reference to Emclaire’s Registration Statement on Form SB-2 (File No. 333-11773) filed with the SEC on September 11, 1996, as amended.
(2)	Incorporated by reference to Emclaire’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the SEC on March 31, 1998.